Pony Group Inc.

Engineer Experiment Building, A202

7 Gaoxin South Avenue, Nanshan District

Shenzhen, Guangdong Province

People’s Republic of China

VIA EDGAR

February 2, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Brian Fetterolf

Re:	Pony Group, Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 31, 2022
Form 10-K/A for the fiscal year ended December 31, 2021
Filed September 23, 2022
File No. 333-234358

Dear Mr. Fetterolf,

Pony Group, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 19, 2023, regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”), originally field with the Commission on March 31, 2022, and was amended on September 23, 2022 by the Amendment No. 1 to the Form 10-K (the “Amendment No. 1”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Annual Report on Form 10-K (the “Amendment No. 2”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Form 10-K/A for the fiscal year ended December 31, 2021, filed September 23, 2022

Our Corporate Structure, page 1

1.	We note your disclosure that “[o]ur holding company structure presents unique risks as our investors may never directly hold equity interests in our Hong Kong or Shenzhen operating subsidiary.” Please also disclose prominently that you are not a Chinese or Hong Kong operating company but a United States holding company with operations conducted by your subsidiaries.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised page 1 of Amendment No 2.

2.	Please revise the diagram of your corporate structure to identify the person(s) or entity(ies) that own the equity of Pony Group Inc. In this regard, please identify the equity percentage held by your public shareholders, as any other shareholders that would be disclosed as beneficial owners pursuant to Item 12 of Form 10-K and Item 403 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the corporate structure diagram on page 1 of Amendment No 2.

Regulatory Permissions and Developments, page 3

3.	Please include a summary risk factors section with individual cross-references to the individual risks discussed under the sub-heading entitled “Risks Related to Doing Business in China” in Item 1A. Additionally, when discussing the risks associated with the legal system in China throughout the Regulatory Permissions and Developments section, please revise to clarify that you also have operations in mainland China through your subsidiary Universe Travel and that the risks equally apply to both China and Hong Kong operations. Please supplementally confirm your statement that neither of your subsidiaries is required to obtain any permissions or approvals, including business licenses, from the PRC and Hong Kong governments; if it is not accurate, revise to (i) disclose the permissions or approvals that you are required to obtain, state affirmatively whether you have received all requisite permissions or approvals, and disclose whether any permissions or approvals have been denied and (ii) where you state that operations could be adversely affected if you inadvertently conclude that permissions/approvals are not required when they are or if interpretations change and you are required to obtain permissions or approvals in the future, to also include the fact that operations could be adversely affected if you do not receive or maintain such permissions or approvals.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 3, 10, 11, 12, 24 and 29 of Amendment No 2.

4.	We note disclosure that “our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. If we inadvertently conclude that such approvals are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approval in the future.” Please revise to expand your discussion to permissions or approvals. Additionally, please discuss these risks in your risk factor discussion, including the risk that risk that you may be “subject to penalties and sanctions imposed by the PRC regulatory agencies.” (Emphasis added with respect to all underlined language.)

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the pages 3, 12, 24 and 29 of Amendment No 2.

“Changes in the political and economic policies of the PRC government may materially and adversely affect our business . . .” , page 17

5.	We note your disclosure that “[m]ost of our operations are conducted in the PRC and a significant percentage of our revenue is sourced from the PRC . . . .” As you exclude Hong Kong from your definition of PRC on page ii, please revise to reconcile this with your disclosure elsewhere (e.g., page 4) that states that you operate “primarily in Hong Kong.” Please make conforming changes as applicable throughout the filing (e.g., your disclosure on page 18 that “[s]ubstantially all of our operations are conducted in the PRC,” as well as your disclosure on page 25 that you “conduct the bulk of our operations in China through Pony HK”). Please also revise your references to “PRC subsidiaries” to indicate that you only have one PRC subsidiary and that your other subsidiary Pony HK is in Hong Kong. Alternatively, revise your disclosure to include Hong Kong in your definition of “PRC.”

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 4, 18, 21, 24 and 25 of Amendment No 2.

“Because our principal assets are located outside of the United States, it may be difficult for you to enforce your rights . . . “, page 24

6.	To the extent that you have one or more directors, officers or of senior management located in the PRC/Hong Kong, please revise to state that is the case and identify the relevant individuals, and address the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised page 32 of Amendment No 2.

Transfers of Cash to and from Our Subsidiaries, page 35

7.	We note your disclosure that “[t]here are no significant restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed” (emphasis added). Please revise to explain what you mean by “significant,” and to the extent that there are restrictions and limitations, please revise to discuss them. Please also revise to clarify whether any cash transfers have been made to date, as your disclosure states that “[a]s of the date of this Report, there has been no dividends or distributions” but does not address cash transfers. Last, provide cross-references to the condensed consolidating schedule and the consolidated financial statements, and revise your disclosure under Item 1 to include the substance of your discussion in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised page 36 and 39 of Amendment No 2.

8.	Please revise your disclosure here to state that, to the extent cash and/or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the cash and/or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer such cash and/or assets. Additionally, to the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature); if you do not, state that that is the case. We note your disclosure that “[t]here is a possibility that the PRC government could prevent our cash maintained in Hong Kong or Shenzhen from leaving or the PRC could restrict the deployment of the cash into our business or for the payment of dividends”; revise to also discuss the extent to which assets in such businesses may not be available due to such potential restrictions and limitations.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 31 and 39 of Amendment No 2.

9.	We note your disclosure that you “have never paid or declared any cash dividends,” as well as your disclosure that “[i]f we determine to pay dividends on any of our capital stock in the future, we will be dependent on receipt of funds from our Hong Kong subsidiary . . ..” Please revise your risk factor discussion to conform to your disclosure here, to the extent that you have not paid any dividends and do not therefore currently rely on dividends. In this regard, we note your disclosure on page 23 that “we rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China . .. ..”

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised page 27 and 39 of Amendment No 2.

Part III, page 41

10.	Please revise to provide all of the information required by Part III of Form 10-K, or tell us why you believe you are not required to do so.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised page 45, 46 and 47 of Amendment No 2.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Wenxian Fan
Wenxian Fan, Chief Executive Officer
Pony Group, Inc.

cc: Richard I. Anslow, Esq.

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